Exhibit 23

Consent of Independent Registered Public Accounting Firm

Meta Financial Group, Inc. Employee Benefits Committee

Meta Bank Profit Sharing 401(k) Plan:

We consent to the incorporation by reference in the registration statements on Form S-8 of Meta Financial Group, Inc., pertaining to the Meta Financial Group, Inc. 1995 Stock Option and Incentive Plan and the Meta Financial Group, Inc. 2002 Omnibus Incentive Plan, of our report dated March 27, 2009 with respect to the statements of net assets available for benefits of the Meta Bank Profit Sharing 401(k) Plan as of September 30, 2008 and 2007, the related statement of changes in net assets available for benefits for the year ended September 30, 2008, and the supplemental schedule of Schedule H, line 4i — schedule of assets (held at end of year) as of September 30, 2008, which report appears in the September 30, 2008 annual report on Form 11-K of the Meta Bank Profit Sharing 401(k) Plan.

/s/ KPMG LLP

Des Moines, Iowa
March 27, 2009